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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-27935

Sage, Inc. (Exact name of registrant as specified in its charter)
1601 McCarthy Boulevard, Milpitas, California, 95035 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.01 per share (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/X/	Rule 12h-3(b)(1)(i)	/X/
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6	/ /

Approximate number of holders of record as of the certification or notice date:   1

Pursuant to the requirements of the Securities Exchange Act of 1934, Sage, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

February 19, 2002
By:	/s/ Simon Westbrook
Title:	Chief Financial Officer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

        Sage, Inc. ("Sage") entered into an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement"), with Genesis Microchip Incorporated, a Nova Scotia company ("Genesis Microchip"). Pursuant to the Merger Agreement, following reorganization of Genesis Microchip that effected a reincorporation under the laws of the State of Delaware and merged Genesis Microchip into Genesis Microchip, Inc. ("Genesis Delaware"), a subsidiary of Genesis Delaware was merged with and into Sage with Sage continuing as the surviving corporation and as a wholly owned subsidiary of Genesis Delaware (the "Merger"). As a result of the Merger, Sage has become a wholly owned subsidiary of Genesis Delaware and each issued and outstanding share of common stock, par value $0.01 per share, of Sage ("Old Common Stock") was exchanged for and converted into the right to receive 0.571 of a validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of Genesis Delaware and each share of Old Common Stock was cancelled and ceased to exist.

        In light of the fact that by virtue of the Merger all shares of Old Common Stock of Sage are held by Genesis Delaware, Sage requests termination of its registration and will not continue to report under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.